



# STATE OF NEVADA

*ROSS MILLER*
*Secretary of State*

*SCOTT W. ANDERSON*
*Deputy Secretary*
*for Commercial Recordings*

**OFFICE OF THE**
## SECRETARY OF STATE

## Certified Copy

March 22, 2010

**Job Number:** C20100322-1959
**Reference Number:** 00002640539-89
**Expedite:**
**Through Date:**

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

| Document Number(s) | Description | Number of Pages |
|---|---|---|
| 20100176587-27 | Amendment | 1 Pages/1 Copies |

Respectfully,

ROSS MILLER
Secretary of State

Certified By: Robert Sandberg
Certificate Number: C20100322-1959
You may verify this certificate
online at **http://www.nvsos.gov/**

**Commercial Recording Division**
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



**ROSS MILLER**
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

| Filed in the office of | Document Number |
| | **20100176587-27** |
| *[signature]* | Filing Date and Time |
| Ross Miller | **03/22/2010 1:30 PM** |
| Secretary of State | Entity Number |
| State of Nevada | **E0495892009-5** |

# Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT                    ABOVE SPACE IS FOR OFFICE USE ONLY

## Certificate of Amendment to Articles of Incorporation
### For Nevada Profit Corporations
### (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Tundra Gold Corp. FILE # E0495892009-5

2. The articles have been amended as follows: (provide article numbers, if available)

Article III:

The total authorized shares shall be 100,000,000 at $0.0001

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X ___*[signature]*___

**Signature of Officer**

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

**IMPORTANT:** Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

*This form must be accompanied by appropriate fees.*

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09